Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269911

PROSPECTUS SUPPLEMENT NO. 6
(to Prospectus dated September 22, 2023)

FREIGHTOS LIMITED

UP TO 14,850,000 ORDINARY SHARES
UP TO 40,639,421 ORDINARY SHARES BY THE SELLING SECURITYHOLDERS
UP TO 8,550,549 WARRANTS BY THE SELLING SECURITYHOLDERS

This Prospectus Supplement No. 6 updates, amends, and supplements the prospectus dated September 22, 2023 (as amended and supplemented, the “Prospectus”), which forms a part of our Post-Effective Amendment No. 1 to Registration Statement on Form F-1, as amended (Registration No. 333-269911). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on April 15, 2024 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

The Freightos Ordinary Shares and Freightos Warrants are listed on The Nasdaq Stock Market LLC under the symbols “CRGO” and “CRGOW,” respectively. On April 12, 2024, the last reported sales price of the Freightos Ordinary Shares was $2.45 per share, and on April 12, 2024, the last reported sales price of the Freightos Warrants was $0.10 per warrant.

We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Emerging Growth Company” and “Prospectus Summary — Foreign Private Issuer” in the Prospectus for additional information.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 13 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 15, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Technology Park Building 2

1 Derech Agudat Sport HaPo’el

Jerusalem, Israel 9695102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Quarterly Results of Operations

On April 15, 2024, Freightos Limited (the “Company”) announced certain preliminary financial results for the first quarter of 2024 and provided information concerning the expected timing for its full first quarter earnings release. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K).

Exhibits.

Exhibit 99.1	Press release, dated April 15, 2024, entitled “Freightos Record Transactions and Gross Booking Value for First Quarter of 2024 Exceed Management Expectations”

Incorporation by Reference

The information in this Form 6-K (including in Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-270303), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date:April 15, 2024
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel

Exhibit 99.1

Freightos Record Transactions and Gross Booking Value for First Quarter of 2024 Exceed Management Expectations

The Company Plans To Report Earnings on May 20, 2024

April 15, 2024 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported preliminary first quarter 2024 Key Performance Indicators.

	Actuals*	Management’s Expectations
	Q1 2024	Q1 2024
# Transactions (‘000)	295.6	280.5 - 288.0
Year over-Year Growth	29%	22% - 26%
GBV ($m)	192.4	168.0 - 172.5
Year over-Year Growth	14%	0% - 2%

*Numbers are preliminary and subject to change with the full earnings release

In Q1 2024, Freightos continued to achieve operating milestones consistent with its long-term growth objectives. The platform facilitated 295.6 thousand transactions, representing a year-over-year growth of 29%. This strong consistent transaction growth underscores the platform's broadening market acceptance and the increasing embrace of digital solutions in the freight industry, and is aligned with the company’s target of 20-30% annual transaction growth rate.

Gross Booking Value (GBV) for Q1 2024 grew 14% compared to the same quarter last year, well above management's forecast of 0-2% growth. This outperformance stems mostly from elevated freight rates during the first quarter, related to the Red Sea crisis.

In Q1 2024, the count of Unique Buyer Users rose to approximately 18 thousand, reflecting the platform's success in continuously broadening the user base. This 11% increase from Q1 2023 demonstrates Freightos’ commitment to enhancing user engagement and expanding its market reach.

Additionally, the carrier network expanded to 49 carriers, up from 37 in Q1 last year. At the time of this press release, the airlines connected to WebCargo represent in aggregate about 66% of the world air cargo market. This emphasizes that the long term marketplace network effects of buyers attracting sellers and sellers attracting buyers continues unabated. This expanding capacity not only diversifies the freight options available to the platform users, but also strengthens Freightos’ position in the logistics ecosystem, fostering a more dynamic and efficient marketplace.

Q1 2024 Earnings Call

Financial results for the first quarter of 2024 and outlook for the second quarter will be reported before markets open on May 20, 2024. Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_p3eUH_UlQxaD0OU8BoQr_g

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast will be available on Freightos' Investor Relations website following the call, as well as the call’s transcript.

Definitions

#Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

GBV: Total value of the Transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what other platforms call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

Certain amounts, percentages and other figures included in this press release have been subject to rounding adjustments and therefore may not sum.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos

Freightos® (NASDAQ: CRGO) operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, More information is available at freightos.com/investors.